------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0145
                                                  Expires:  October 31, 2002
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------





                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                               (Amendment No. 10)1

                         Capital Pacific Holdings, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    14040M104
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2001
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                         Exhibit Index Found on Page 30
                               Page 1 of 68 Pages
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             California Housing Finance, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                        [    ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 2 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             California Housing Finance, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 3 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Management, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 4 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Enrique H. Boilini
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 5 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             David I. Cohen
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 6 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Joseph F. Downes
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-

     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851

         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 7 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Duhamel
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 8 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Andrew B. Fremder
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 9 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Richard B. Fried
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 10 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Monica R. Landry
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                      [    ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 11 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Mellin
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                        [    ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 12 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Stephen L. Millham
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 13 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Meridee A. Moore
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 14 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas F. Steyer
-------------===================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 15 of 68 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Mark C. Wehrly
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 16 of 68 Pages

     This Amendment No. 10 to Schedule 13D amends the Schedule 13D initially filed on September 30, 1997 (collectively, with all amendments thereto, the "Schedule 13D").

Item 2.  Identity And Background
         -----------------------

     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

     The Partnership
     ---------------

          (i) California Housing Finance, L.P., a Delaware limited partnership (the "Partnership"), with respect to the Shares held by it.

     The General Partner Of The Partnership
     --------------------------------------

          (ii) California Housing Finance, L.L.C., a Delaware limited liability company which is the general partner of the Partnership (the "General Partner"), with respect to the Shares held by the Partnership.2

     The Management Company
     ----------------------

          (iii)Farallon   Capital   Management,   L.L.C.,   a  Delaware  limited
               liability company (the "Management Company"), with respect to the Shares held by the Partnership.

     The Managing Members Of The Management Company
     ----------------------------------------------

          (iv) The following persons who are managing members of the Management Company, with respect to the Shares held by the Partnership:
               Enrique H. Boilini ("Boilini"),  David I. Cohen ("Cohen"), Joseph
               F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Andrew B. Fremder ("Fremder"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A.

--------
     2 The limited partners of the Partnership are Farallon Capital Partners, L.P., a California limited partnership ("FCP"), a discretionary account (the "Managed Account") managed by the Management Company (as defined herein), RR Capital Partners, L.P., a Delaware limited partnership ("RR") and Farallon Special Situation Partners, L.P., a Delaware limited partnership ("FSSP").

     The members of the General  Partner are FCP,  the Managed  Account,  RR and
FSSP.


                                Page 17 of 68 Pages

Moore ("Moore"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

     Boilini, Cohen, Downes, Duhamel, Fremder, Fried, Landry, Mellin, Millham, Moore, Steyer, and Wehrly are together referred to herein as the "Individual Reporting Persons."

     (b) The address of the principal business and principal office of (i) the Partnership, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of the Partnership is to invest in and engage in certain financial transactions with the Company and its affiliates. The principal business of the General Partner is to act as the general partner of the Partnership. The principal business of the Management Company is that of a registered investment adviser. The Management Company also acts as the manager of the General Partner. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto. (d) None of the Partnership, the General Partner, the Management Company or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) None of the Partnership, the General Partner, the Management Company or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 18 of 68 Pages

     (f) The citizenship of each of the Partnership, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4.  Purpose Of The Transaction.
-------  --------------------------

     Item 4 of the Schedule 13D is amended and updated as follows:

     As previously reported, on November 7, 2000, the Manager sent to the Company a letter expressing interest in the purchase by the Partnership or an affiliate of the Partnership of all of the Company's interest in certain commercial, residential, mixed use and land development properties (the "Projects") and in two buildings (the "Buildings") in exchange for the transfer to the Company of a portion of the Partnership's interest in Capital Pacific Holdings, L.L.C. (an affiliate of the Company) ("CPH LLC"). One of the two
Buildings  was  recently  sold.  The  Partnership,  the  Company  and two of the
Company's shareholders, CPH2, LLC and CPH3, LLC (the "CPH Shareholders") have now entered into an Interest Exchange Agreement dated as of February 15, 2001
(the "Exchange Agreement") pursuant to which, among other things, (i) the Company will transfer all of its indirect ownership interests in the Projects and in one of the Buildings (and in the proceeds from the sale of the other Building) to the Partnership (or to Makallon, LLC (as referenced below) if the Partnership so directs), (ii) the Partnership will transfer to the Company a 25.07% ownership interest in CPH LLC (reducing the Partnership's ownership interest therein from 32.07% to 7%) and all of its ownership interest in certain other companies in which the Company also holds an interest, and (iii) the Company and the Partnership will each have an option (the "Option") to convert the Partnership's remaining 7% ownership interest in CPH LLC into 1,235,000 shares (the "Conversion Shares") of non-voting Common Stock of the Company. The Option may be exercised by the


                               Page 19 of 68 Pages

Company or by the Partnership between 90 and 180 days following the closing of these transactions (the "Closing"). The Closing under the Exchange Agreement is conditioned upon, among other things, the receipt of certain third-party consents. The Reporting Persons do not know when or if such consents will be received.

     Under the Exchange Agreement, if the Option is exercised, the existing Registration Rights Agreement dated as of October 1, 1997 between the Company and the Partnership automatically will be amended such that (i) the Conversion Shares become subject to the registration rights provided thereunder, (ii) the Partnership shall have three demand registration rights and (iii) the Company shall, within 8 months of Closing, register the Conversion Shares for sale under the Securities Exchange Act of 1934, as amended, and list the Conversion Shares for trading on the exchange or quotation system on which the Company's voting Common Stock is traded.

     If the Option is exercised, (i) any distributions made to the Partnership by CPH LLC, or capital contributions made by the Partnership to CPH LLC, during the period from and after the Closing through the date of the exercise of the Option (the "Option Period") will be repaid to CPH LLC or the Partnership, as the case may be, and (ii) the Partnership will receive the benefit of any cash dividend paid by the Company during the Option Period. The number of Conversion Shares issuable upon exercise of the Option will be adjusted for any stock split, stock dividend or similar event during the Option Period.

     Under the Exchange Agreement, the Company has the right to convert the Conversion Shares to voting Common Stock prior to any sale of the Conversion Shares by the Partnership. In addition, the Conversion Shares automatically convert to voting Common Stock if the Partnership exercises its tag-along rights (discussed below) when the CPH Shareholders are selling more than 50% of the Common Stock collectively owned by them. If the Partnership sells the Conversion Shares and they


                               Page 20 of 68 Pages
have not so converted into voting Common Stock, then the Company is obligated to pay to the Partnership a cash premium of 5% of the cash sale price received by the Partnership in such sale.

     Pursuant to the Exchange Agreement, the Company has consented to Paul Makarechian, a current Executive Vice President and former Director of the Company, leaving his employment with the Company and entering into a joint venture agreement with the Partnership to manage the Projects and the Buildings. On or before the Closing, the Partnership and Paul Makarechian intend to form a limited liability company (called Makallon, LLC) for this purpose. Paul
Makarechian will acquire his ownership interest in Makallon, LLC through an entity controlled by him ("Newco"). At the Closing, the Partnership intends to contribute its entire indirect ownership interests in the Projects and the Buildings (both the portion acquired under the Exchange Agreement and the portion the Partnership already held) to Makallon, LLC. Newco will become Managing Member of Makallon, LLC, and will receive from Makallon, LLC a contingent profit participation in the Projects and the Buildings as well as a management fee. Substantially simultaneously with the Closing, certain employees of the Company who have been actively involved in the management and administration of the Projects and Buildings are expected to be offered employment by Newco

     Under the Exchange Agreement, at Closing the Company and the Partnership (or certain affiliated entities) will make certain payments to each other to reimburse certain outstanding advances, and to net-out the economic benefit of any capital contributions and distributions made between December 1, 2000 and the Closing. See Section 3.2 of the Exchange Agreement for the full terms and conditions of the reimbursement provisions.

     The Exchange Agreement also provides for the termination of the Investment and Stockholders Agreement (the "Stockholders Agreement") dated September 29, 1997 among the Partnership, the Company, CPH LLC, certain subsidiaries of the Company and the CPH


                               Page 21 of 68 Pages

Shareholders. It further provides for the right of the Partnership to "tag-along" on certain sales of Company Common Stock by the CPH Shareholders and the CPH Shareholders' right to "tag-along" on certain sales of Company Common Stock by the Partnership. This provision provides that if the Partnership or the CPH Shareholders wish to sell any of their shares of Company Common Stock to a third party, the non-selling party has the right to sell a pro rata portion of its shares of Company Common Stock to such third party on the same terms and conditions. This tag-along provision is substantially similar to the tag-along provision which has existed in Section 7.01 of the Stockholders Agreement. (See the original Schedule 13D for a description and copy of the Stockholders Agreement).

     Also under the Exchange Agreement, the Company or its affiliate, Capital Pacific Homes, Inc., will enter into certain construction agreements, management agreements and other agreements relating to certain Projects and Hadi Makarechian, Chairman and CEO of the Company, will enter into a consulting agreement with Makallon, LLC under which he will provide certain consulting services relating to the Projects.

     In addition, so long as the Partnership owns at least 5% of the Company's outstanding voting and non-voting Common Stock (taken together), the Company will not enter into certain affiliate transactions without the consent of the Partnership. See Section 6.7 of the Exchange Agreement for the full terms and conditions of provisions.

     The Exchange Agreement also provides that if the Company in the future becomes a private, non-reporting company, then, so long as the Partnership owns at least 5% of the Company's outstanding voting and non-voting Common Stock (taken together), the Company will continue to provide to the Partnership certain information about the Company.


                               Page 22 of 68 Pages

     A copy of the Exchange Agreement is annexed as Exhibit M to this Schedule 13D and is incorporated herein by reference. The foregoing is a summary description of certain of the terms of the Exchange Agreement and is qualified in its entirety by the actual terms and conditions of the Exchange Agreement.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     (a)  The Partnership
          ---------------

               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for the Partnership is incorporated herein by reference for the Partnership. The percentage amount set forth in Row 13 of each cover page filed herewith is calculated based upon the 13,767,311 Shares outstanding as of February 15, 2001 as represented by the Company in the Exchange Agreement.

               (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

               (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.

     (a)    The General Partner
            -------------------

               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for the General Partner is incorporated herein by reference.

               (c)  None.

               (d) The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.




                               Page 23 of 68 Pages

     (b)    The Management Company
            ----------------------
               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for the Management Company is incorporated herein by reference.

               (c)  None.

               (d) The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.

     (c)    The Individual Reporting Persons
            --------------------------------

               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

               (c)  None.

               (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.


     The Shares reported hereby for the Partnership are owned directly by it. The General Partner, as general partner of the Partnership, may be deemed to be the beneficial owner of all Shares owned by the Partnership. The Management Company, as manager of the General Partner, may be deemed to be the beneficial owner of all Shares owned by the Partnership. Each of the Individual Reporting Persons may be deemed, as a managing member of the Management Company, to be the beneficial owner of all Shares owned by the Partnership. Each of the General Partner, the Management Company and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
-------
          Relationships With Respect To Securities Of The Issuer.
         ---------------------------------------------------------

                               Page 24 of 68 Pages

         Item 6 of the Schedule 13D is amended and updated as follows:

     The Partnership, the Company and the CPH Shareholders have entered into the Exchange Agreement. See Item 4 for a description of the terms and conditions of the Exchange Agreement. A copy of the Exchange Agreement is also annexed as Exhibit M to this Schedule 13D and is incorporated herein by reference.

Item 7.  Materials To Be Filed As Exhibits.
-------  ---------------------------------

     There is filed herewith as Exhibit M a copy of the Exchange Agreement referred to in Section 4 and 6 above. There is filed herewith as Exhibit N a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.


                               Page 25 of 68 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2001

                 CALIFORNIA HOUSING FINANCE, L.P.

                 By:  California Housing Finance, L.L.C.,
                         its General Partner

                 By:  Farallon Capital Management, L.L.C.,
                         its Manager

                 /s/  Thomas F. Steyer
                 ----------------------------------------
                 By Thomas F. Steyer,
                 Senior Managing Member

                 CALIFORNIA HOUSING FINANCE, L.L.C.

                 By:  Farallon Capital Management, L.L.C.,
                         its Manager

                 /s/  Thomas F. Steyer
                 ----------------------------------------
                 By Thomas F. Steyer,
                 Senior Managing Member


                 FARALLON CAPITAL MANAGEMENT, L.L.C.,

                 /s/  Thomas F. Steyer
                 ----------------------------------------
                 By Thomas F. Steyer,
                 Senior Managing Member

                 /s/  Thomas F. Steyer
                 ----------------------------------------
                 Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                 Joseph F. Downes, William F. Duhamel,
                 Andrew B. Fremder, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham,
                 Meridee A. Moore and Mark C. Wehrly.

     The Powers of Attorney, each executed by Boilini, Cohen, Downes, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each person's behalf,


                               Page 26 of 68 Pages
which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 26, 1997, by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited, are hereby incorporated by reference. The Powers of Attorney executed by Duhamel and Fried authorizing Steyer to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on January 13, 1999, by such Reporting Persons with respect to the Callable Class A Common Shares of CliniChem Development Inc., are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Steyer to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2000, by such Reporting Person with respect to the Common Shares of Axogen Limited, is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing Steyer to sign and filed this Schedule 13D on his behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference.




                               Page 27 of 68 Pages

                                                                         ANNEX 1

     Set forth below with respect to the Partnership, the General Partner, the Management Company is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company is the following: name; business address; principal occupation; and citizenship.

1.       The Partnership
         ---------------

         (a)      California Housing Finance, L.P.
         (b)      c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA 94111
         (c) Invests and engages in certain financial transactions with the Company and its affiliates
         (d)      Delaware limited partnership
         (e)      General Partner:  California Housing Finance, L.L.C.

2.       The General Partner
         -------------------

         (a)      California Housing Finance, L.L.C.
         (b)      c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA 94111
         (c)      Acts as General Partner of California Housing Finance, L.P.
         (d)      Delaware limited liability company
         (e)      Manager: Farallon Capital Management, L.L.C.

3.       The Management Company
         ----------------------

         (a)      Farallon Capital Management, L.L.C.
         (b)      One Maritime Plaza, Suite 1325
                  San Francisco, CA 94111
         (c) Serves as investment adviser to various managed accounts. Also acts as manager of California Housing Finance, L.L.C.
         (d)      Delaware limited liability company

         (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph H. Downes, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Mark C. Wehrly, Managing Members.

4.       The Individual Reporting Persons
         --------------------------------

          Except as stated below, each of the Individual Reporting Persons is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The business address of Enrique Boilini is c/o


                               Page 28 of 68 Pages

          Farallon Capital Management, L.L.C., 75 Holly Hill Lane, Greenwich, Connecticut 06830. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company. The principal occupation of each Individual Reporting Person is serving as a managing member of the Management Company.





                               Page 29 of 68 Pages

                                  EXHIBIT INDEX



EXHIBIT M                       Interest Exchange Agreement dated as of February
                                 15, 2001


EXHIBIT N                       Joint Acquisition Statement Pursuant to Section
                                240.13D-(f)(1)




                               Page 30 of 68 Pages

                                                                       EXHIBIT M
                                                                              to
                                                                    SCHEDULE 13D



                           INTEREST EXCHANGE AGREEMENT


     INTEREST EXCHANGE AGREEMENT (the "Agreement"), dated as of February 15, 2001, by and between CAPITAL PACIFIC HOLDINGS, INC., a Delaware corporation ("CPH Inc.") and CALIFORNIA HOUSING FINANCE, L.P., a Delaware limited partnership ("CHF").

                                     RECITAL
                                     -------

     CPH Inc. and CHF wish to exchange (the "Exchange"): (i) all of CPH Inc.'s right, title and interest in and to each of the Mirror Companies (the "CPH Mirror Company Interests") for (ii) a portion of CHF's right, title and interest in and to Capital Pacific Holdings, L.L.C. ("CPH LLC") and all of CHF's right, title and interest in and to the Conveyed Companies (the "Conveyed Company Interests") on the terms and subject to the conditions of this Agreement. CPH, Inc. will transfer the CPH Mirror Company Interests directly to the Joint Venture, on behalf of CHF.

                                    AGREEMENT
                                    ---------

     In consideration of the premises and the mutual covenants and the agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:


                                    ARTICLE I
                                   DEFINITIONS

     1.1 Definitions. As used in this Agreement, except as otherwise defined in the Recitals hereto, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):


     "Action" against a Person means an action, suit, litigation, arbitration, investigation, complaint or other proceeding threatened or pending against the Person or its property, whether civil, criminal, administrative or investigative, in law or equity before any arbitrator or Governmental Body.

     "Advances" means the aggregate amount of all unreimbursed cash advances made by CPH Inc., by CPH LLC or by Capital Pacific Homes, Inc. ("CP Homes") to the Relevant Companies prior to the Closing Date.

     "Affiliate" of a Person means any other Person that directly or indirectly controls, is controlled by or is under common control with, the Person or any of its Subsidiaries. The term

                               Page 31 of 68 Pages

"control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

     "Ancillary Agreements" means (i) the Assignment of CPH Mirror Company Interest, (ii) the Lease, (iii) the Management Agreements, (iv) the Construction Agreements, (v) the Consulting Agreement, (vi) the Assignment of Transferred Interest, (vii) the Service Mark License Agreement, (viii) the Indemnification Agreement, (ix) the Sublease, and (x) all other agreements, certificates, instruments and other writings to be delivered pursuant to Sections 4.1 and 4.2.

     "Assets" means all Real Property, Leaseholds and Other Assets.

     "Assignment  of CPH Mirror  Company  Interest"  has the  meaning  stated in
Section 4.1(i)(i).

     "Assignment of Transferred Interest" has the meaning stated in Section 4.2(d)(i).

     "Business Plan" means the business plan and/or budget of any Group Company in effect as of November 30, 2000.

     "Capital   Contributions"   means  the  aggregate  amount  of  any  capital
contributions made by CPH Inc., CPH LLC or by CP Homes to any of the Relevant Companies from December 1, 2000 to and including the Closing Date.

     "CHF Advances" means the aggregate amount of all unreimbursed cash advances made by CHF to CPH LLC and the Conveyed Companies prior to the Closing Date.

     "CHF Capital Contributions" means the aggregate amount of any capital contributions made by CHF to CPH LLC or to any of the Conveyed Companies from December 1, 2000 to and including the Closing Date.

     "CHF's  Fundamental  Representations"  has the  meaning  stated in  Section
8.2(b).

     "CHF Indemnified Persons" has the meaning stated in Section 8.1(a).

     "CHF Member Interest" means all of CHF's right, title and interest in and to its membership interest in CPH LLC less the Remainder Interest.

     "CHF Payment Amount" means the aggregate amount in cash of (A) the Advances, (B) the Capital Contributions, (C) the Deposit Amount and (D) the Repayment Amount provided, however, that in no event shall any individual disbursement or receipt by CPH or any Designated Affiliate be included in more than one of the foregoing categories.

                                      -2-
                               Page 32 of 68 Pages

     "CHF Repayment Amount" means the aggregate amount of all distributions made by the Relevant Companies to CPH Inc. and to its Affiliates (other than CHF and the Relevant Companies) (other than $338,771 distributed by CPH Industrial I, LLC to CPH Inc. in respect of the period prior to December 1, 2000), under the respective limited liability company agreements of such entities in each case from December 1, 2000 to and including the Closing Date.

     "Closing" has the meaning stated in Section 3.1.

     "Closing Date" has the meaning stated in Section 3.1.

     "Construction Agreements" has the meaning stated in Section 4.1(i)(v).

     "Consulting Agreement" has the meaning stated in Section 4.1(i)(vi).

     "Consents" means any approval, consent, authorization or order of, notice to or registration or filing with, or any other action by, any Governmental Body or other Person.

     "Contract" means any agreement, contract, license, lease, instrument, document, note, bond, mortgage, indenture, guarantee, or other legally binding commitment or obligation, whether oral or in writing, including without limitation development agreements and consultant contracts.

     "Conveyed Companies" means the following companies:

      CPH Newport Coast, LLC
      CPH Yucaipa I, LLC
      CPH Inland Empire, LLC

     "Conveyed Company Interests" has the meaning stated in the Recital.

     "CPH Inc. Indemnified Persons" has the meaning stated in Section 8.1(b).

     "CPH Inc.'s Employees" has the meaning stated in Section 2.4(b).

     "CPH Inc.'s Fundamental Representations" has the meaning stated in Section 8.2(a).

     "CPH Inc. Payment Amount" means the aggregate amount in cash of (A) the CHF Advances, (B) the CHF Capital Contributions (except any portion attributable to the Remainder Interest) (C) the CHF Repayment Amount provided, however, that in no event shall any individual disbursement or receipt by CHF be included in more than one of the foregoing categories.

     "CPH LLC" has the meaning stated in the Recital.

     "CPH Mirror Company Interests" has the meaning stated in the Recital.

                                      -3-
                               Page 33 of 68 Pages

     "Deposit" means any deposit of funds made by CPH Inc., by CPH LLC or by CP Homes with any third party in connection with the Potential Transactions.

     "Deposit Amount" means the total amount of any Deposits.

     "Environmental   Laws"  means  all  federal,   state,   local  and  foreign
Regulations relating to pollution, human health, safety, industrial hygiene, pollution or protection of the environment.

     "Environmental Liability" has the meaning stated in Section 5.1(r)(i).

     "Equity Securities" means common stock, preferred stock and any other capital stock, equity interest or other ownership interest or profit participation or similar right with respect to any entity, including, without limitation, any partnership or membership interest, any stock appreciation, phantom stock or similar right or plan, and any note or debt security having or containing equity or profit participation features, or any option, warrant or other security or right which is directly or indirectly convertible into or exercisable or exchangeable for any other equity securities.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

     "Governmental   Body"  means  any  agency,   bureau,   commission,   court,
department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state, local, domestic or foreign.

     "Group Companies" means CPH Inc., the Mirror Companies and the Project Companies.

     "Hazardous Materials" means any hazardous or toxic substance, waste, contaminant, pollutant, gas or material, including, without limitation, radioactive materials, oil, petroleum and petroleum products and constituents thereof, which are regulated under any Environmental Law.

     "Indemnification Agreement" has the meaning stated in Section 4.1(i)(viii).

     "Intellectual Property" means all copyrights, uncopyrighted works, computer software, trademarks, trademark rights, trademark registrations, service marks, trade names, trade name rights, patents, including, without limitation, all reissues, divisions, continuations and extensions thereof, patent rights, unpatented inventions, licenses, permits, trade secrets, know-how, inventions, technology, processes, domain names and intellectual property rights and other proprietary rights, whether or not subject to statutory registration, together with applications for any of the foregoing.

                                      -4-
                               Page 34 of 68 Pages

     "Joint Venture" means Makallon, LLC, a Delaware limited liability company formed by CHF and Makar.

     "Joint Venture Agreement" means the limited liability company agreement of the Joint Venture.

     "Leaseholds" has the meaning stated in Section 5.1(m).

     "Lease" has the meaning stated in Section 4.1(i)(ii).

     "Lien" means any lien, claim, encumbrance, security interest, pledge or hypothecation of any kind.

     "Losses" has the meaning stated in Section 8.1(a).

     "Makar" has the meaning stated in Section 2.4(a).

     "Management Agreement" has the meaning stated in Section 4.1(i)(iv).

     "Material  Adverse Effect" means (a) a material  adverse effect upon any of
(i) the business, results, operations, the Assets, the liabilities, condition (financial or otherwise), or prospects of (x) CPH Inc., (y) the Relevant Companies taken as a whole, (z) any of the Specified Relevant Companies individually, (ii) the legality, validity or enforceability of this Agreement, any of the Ancillary Agreements or any Material Contract, or (b) the impairment, hindrance or adverse effect in any material respect upon the ability of CPH Inc., any Mirror Company or any Project Company or any of their respective Subsidiaries to perform their obligations under this Agreement or the Ancillary Agreements or to consummate the Transactions.

     "Material Consents" has the meaning stated in Section 4.1(d).

     "Material Contracts" means Contracts (a) to which any Relevant Company is a party and (b) which evidence or contain rights, liabilities or obligations with respect to payments or other consideration which in the aggregate are in excess of $250,000.

     "Mirror Companies" has the meaning stated in Section 2.1.

     "Non-Financed Companies" means CPH Newport Building LLC, CPH Las Vegas Building, LLC, CPH Industrial I, LLC and CPH Jarupa/Milliken, LLC.

     "Notice of Election" has the meaning stated in Section 6.6(a).

     "Offer" has the meaning stated in Section 6.6(a).

                                      -5-
                               Page 35 of 68 Pages

     "Offeree" has the meaning stated in Section 6.6(a).

     "Other Assets" means all properties, rights, interests or assets of any kind, other than Real Property and Leaseholds.

     "Owned Stock" has the meaning stated in Section 6.6(a).

     "Permit" means any permit, license, approval, consent, permission, notice, registration, qualification or other authorization issued, granted or given by or under the authority of any Governmental Body or pursuant to any federal, state, local or foreign Regulation.

     "Permitted Liens" means (a) mechanic's,  materialmen's,  and similar liens,
(b) liens for real property taxes not yet due and payable, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, (e) liens and encumbrances of record as of the date of the acquisition of any property by any Relevant Company (other than any Non-Financed Company) in any transaction in which CHF or any Affiliate of CHF participated, (f) liens and encumbrances arising in any transaction approved by CHF or any Affiliate of CHF under the operating agreement of any Relevant Company and (g) any Liens set forth on Schedule 5.1(m) attached hereto.

     "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including, without limitation, a governmental agency or authority.

     "Potential Transactions" means the potential transactions of CPH Inc.'s commercial division set forth on Schedule 6.3.

     "Project" has the meaning stated in Section 2.1.

     "Project Company" has the meaning stated in Section 2.1.

     "Prospective Seller" has the meaning stated in Section 6.6(a).

     "Real Property" means all real property interests, other than as lessee, together with all tenements, hereditaments, easements, rights of way, privileges and appurtenances to those interests and improvements and fixtures on or to those interests.

     "Registration Rights Agreement" means the Registration Rights Agreement dated October 1, 1997 by and between CPH Inc. and CHF.

                                      -6-
                               Page 36 of 68 Pages

     "Regulation" means each applicable law, rule, regulation, order, guidance or recommendation by any Governmental Body and each writ, judgment, injunction, order, decree or award of any arbitrator, Governmental Body or other Person.

     "Relevant  Companies" means the Mirror Companies and the Project Companies.

     "Remainder Interest" means a 7% membership interest in CPH LLC.

     "Repayment  Amount" means the aggregate amount of all distributions made by
(i) the Conveyed Companies or (ii) CPH LLC to CHF under the respective limited liability company agreements of such entities, in each case from December 1, 2000 to and including the Closing Date.

     "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time.

     "Service Marks License Agreement" has the meaning stated in Section 4.1(i)(vii).

     "Specified Relevant Companies" means CPHR-1, LLC; CPH Resorts I, LLC; CPH RPV, LLC; RPV Associates, LLC; CPHMB, LLC; CPH Monarch Beach, LLC and each of the Non-Financed Companies.

     "Sublease" has the meaning stated in Section 4.2(d)(viii).

     "Subsidiary" of a Person means any Person of which equity securities or other ownership interests having ordinary voting power to elect a majority of the board of directors, the general partner, the manager or other Persons performing similar functions are at the time directly or indirectly owned by the Person.

     "Tax" or "Taxes" means all taxes, charges, fees, levies, duties, imposts, deposits, withholdings, restrictions, fines, interest, penalties, additions to tax or other tax, assessment or charge of any kind, and all interest and penalties thereon and additions thereto.

     "Tax Return" means any federal, state, local or foreign return, report, declaration or other form relating to Taxes, including any schedule thereto or amendment thereof.

     "Termination Date" has the meaning stated in Section 7.1(b).

     "Termination of the Investment and Stockholders Agreement" has the meaning stated in Section 4.1(i)(iii).

     "Third Party" has the meaning stated in Section 6.6(a).

                                      -7-
                               Page 37 of 68 Pages

     "Third Party Notice" has the meaning stated in Section 6.6(a).

     "Threshold Amount" has the meaning stated in Section 8.3.

     "Transactions" means the transactions described in this Agreement and in the Ancillary Agreements.

     "Transferred Interest" has the meaning stated in Section 2.2.

     "Unaudited Balance Sheet" has the meaning stated in Section 5.1(g).


                                   ARTICLE II
                                    EXCHANGE

     2.1 Description of CPH Inc. Exchange Assets. The "Mirror Companies" are the companies listed under the heading "Mirror Company" below and each Mirror Company is a member of the corresponding limited liability company (each, a "Project Company") that owns directly, or in the case of CPH Dos Pueblos, LLC and CPH Austin, LLC, indirectly through the entity listed in the column "Corresponding Project", the corresponding commercial, residential, mixed use or land development project (each, a "Project") listed below, except for CPH Newport Building, LLC and CPH Las Vegas Building, LLC, each of which directly owns the corresponding office building, together with the land thereunder (each also referred to herein as a "Project") at the address listed below:


Mirror Company          Corresponding Project Company    Corresponding Project
-------------           ----------------------------     ---------------------

CPHAHB, LLC             Atlanta Huntington Beach, LLC    Huntington Beach

CPHMB,LLC               CPH Monarch Beach, LLC           Ritz Pointe

CPHR-I, LLC             CPH Resorts I, LLC               Monarch Beach Resort

CPHVP, LLC              CPH Vista Palisades, LLC         Vista Palisades

CPHCHF Golf, LLC        CPH Dos Pueblos, LLC             CPH Dos Pueblos
                                                            Associates, LLC
                                                         Dos Pueblos

CPHROB, LLC             CPH Redhill Office Building,     Summit Office Building
                           LLC

CPHAOB, LLC             CPH Airport Office Building,     Airport Office Building
                           LLC

                                      -8-
                               Page 38 of 68 Pages

CPHDP, LLC              CPH Dana Point, LLC              Dana Point

CPH Industrial I, LLC   CPH Jarupa/Milliken, LLC         Commerce Point

CPHOOB, LLC             CPH Orange Office Building,      Bradley Plaza
                           LLC                           Office Building

CPHRPV, LLC             RPV Associates, LLC              Rancho Palos Verdes

CPH Newport Building,            None                    4100 MacArthur Blvd.
   LLC                                                   Newport Beach, CA

CPH Las Vegas                    None                    Formerly 3200 Soaring
   Building, LLC                                            Gulls Drive
                                                         Las Vegas, NV

CPHA, LLC               CPH Austin, LLC                  CPH Foster Ranch, L.P.
                                                         Foster Ranch

     2.2 Exchange. At the Closing, (i) CHF shall transfer to CPH Inc. all of CHF's right, title and interest in and to the CHF Member Interest and the Conveyed Companies (collectively the "Transferred Interest"), and (ii) CPH, Inc. shall transfer to the Joint Venture (on behalf of CHF) all of CPH Inc.'s right, title and interest in and to the Relevant Companies, the Potential Transactions and the Deposits.

     2.3  Option to Substitute Shares.

     (a) Option to Convert. At the option of either of CPH Inc. or CHF, the Remainder Interest shall be converted into 1,235,000 newly issued shares of Non-Voting Common Stock of CPH, Inc. (the "Issued Shares"). The option shall be exercised by written notice to CPH Inc. or CHF, as the case may be, on or after the date ninety (90) days and on or before the date one hundred eighty (180) days following the Closing Date and the Issued Shares shall be delivered within thirty (30) days of such exercise. Simultaneously with the delivery of the Issued Shares, CHF shall deliver to CPH Inc. documentation reasonably acceptable to CPH Inc. of its relinquishment of the Remainder Interest.

     (b) Registration etc. In the event of the exercise of the option as stated herein by CPH Inc. or CHF, (i) the Issued Shares shall be deemed "Registrable Stock" under the terms of the Registration Rights Agreement, (ii) the Registration Rights Agreement shall be deemed to be amended to include three (3) demand registration rights and (iii) CPH Inc. shall within eight (8) months of the Closing Date cause the Issued Shares to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed on the stock exchange or quotation system on which the voting Common Stock is then traded.

                                      -9-
                               Page 39 of 68 Pages

     (c) True-Up;  Adjustment.  In the event of the exercise of the option under
Section 2.3(a) any capital distributions made by CPH LLC to CHF, or capital contributions made by CHF to CPH LLC, during the period from and after the Closing Date through the date of conversion shall be repaid to CPH LLC or CHF, respectively, without payment of interest or other earnings. In addition, CHF will receive the benefit of any dividend paid by CPH Inc. on its Common Stock (of any class) during the period from the Closing Date through the date of conversion. The number of Issued Shares shall be adjusted for any stock split, stock dividend, dividend of any rights to acquire stock or similar event or recapitalization of CPH, Inc. occurring prior to the exercise of the option so that CHF will receive the number of Issued Shares as it would have had the option been exercised immediately prior to such event or recapitalization.

     (d) Voting Conversion; Premium. In consideration of CHF's agreement to accept Non-Voting Common Stock, CPH Inc. agrees that upon any sale by CHF (or any Affiliate to which CHF has transferred such Issued Shares) of any of the Issued Shares (other than to an Affiliate of CHF), it shall pay CHF a cash premium of 5% of the cash sales price of such Issued Shares promptly upon receiving written notice from CHF including the name(s) of the purchaser(s) (or in the event of a sale into the open market the name of the broker effecting the transactions) together with reasonable evidence of the terms of such transaction. Notwithstanding the foregoing, at any time prior to or within five
(5) days after receiving notice of any such transaction, CPH Inc. may elect to cause the Issued Shares to be converted into voting Common Stock prior to any such sale in lieu of payment of such cash premium. In order to facilitate the election by CPH Inc. to so convert the Issued Shares, CHF shall give CPH Inc. at least ten (10) days advance notice of any such proposed sales including all available information regarding its terms. In addition, CPH Inc. shall (immediately upon such sale) convert any Non-Voting Stock to be sold by CHF under Section 6.6 in the event that both (i) CPH2, LLC and CPH3, LLC are selling more than fifty percent (50%) of the Common Stock collectively owned by such entities in one or a series of transactions to which Section 6.6 applies, and
(ii) (x) CHF exercises its right under Section 6.6 of this Agreement to participate in such sale by the Principal Shareholders or (y) CHF issues an Offer Notice under Section 6.6 and the Principal Shareholders elect to participate in such sale.

     2.4  Employees.
          ---------

     (a) Paul Makarechian. CPH Inc. consents to Paul Makarechian terminating his employment with CPH Inc. and, through one or more newly-formed entities controlled by him (collectively "Makar"), entering into the Joint Venture Agreement all effective at or before the Closing. CPH Inc. and CHF acknowledge and agree that CPH Inc. will be responsible for and shall duly and timely pay, perform and discharge all legal and contractual obligations to Paul Makarechian, including, but not limited to, accrued unpaid salary, bonus and incentive compensation (if any), with respect to the period through the date of termination of employment and will have no obligation to CHF with respect to Paul Makarechian thereafter.

     (b) Other Employees. CPH Inc. consents to Makar discussing employment with and making an offer of employment to, all the employees of CPH Inc. which are set forth on Schedule 2.4(b) (collectively, the "CPH Inc.'s Employees"), prior to and after the Closing. CPH Inc. and

                                      -10-
                               Page 40 of 68 Pages

CHF acknowledge and agree that CPH Inc. will be responsible for and shall duly and timely pay, perform and discharge all legal and contractual obligations to CPH Inc. Employees, including, but not limited to, accrued unpaid salary, severance, accrued unused vacation time and accrued unused sick pay, with respect to the period through the date of termination of their respective employment or the Closing, whichever first occurs. CPH Inc. shall have no responsibility to Makar or CHF for any decision made by any CPH Inc. Employee to accept or reject the offer of employment made to such CPH Inc. Employee and except as provided in this Agreement, shall have no obligation to CHF or Makar with respect to any CPH Inc. Employee with respect to the period after the Closing Date.

     (c) No Solicitation. For a period of two (2) years following the Closing Date, CHF shall not, directly or indirectly, hire, solicit for hire or otherwise attempt to hire, as an employee, consultant, contractor or otherwise, any employee of CPH Inc. not listed on Schedule 2.4(b) without the prior written consent of CPH Inc. For the same two (2) year period, CPH Inc. and its Affiliates shall not, directly or indirectly, hire, solicit for hire or otherwise attempt to hire, as an employee, consultant, contractor or otherwise, any employee of CHF, the Joint Venture or Makar without the prior written consent of CHF.


                                   ARTICLE III
                                     CLOSING

     3.1 Closing. Subject to the terms and conditions contained herein, the consummation of the transactions contemplated by this Agreement (the "Closing") shall occur promptly after the conditions for Closing hereunder have been satisfied or waived. The parties intend that the Closing will occur on February 15, 2001. The Closing shall take place at CPH Inc.'s offices located at 4100 MacArthur Boulevard, Newport Beach, California 92660. The date upon which the Closing occurs is referred to in this Agreement as the "Closing Date."

     3.2 Transaction to be Effected at Closing. Upon the terms and subject to the satisfaction of the conditions set forth in this Agreement at the Closing:

     (a) Deliveries by CHF. CHF shall deliver to CPH Inc.: (i) the documents, certificates and instruments listed in Section 4.2(d), (ii) such other documents as are reasonably required of CHF to effect the transactions contemplated by this Agreement, and (iii) an amount equal to the CHF Payment Amount less the CPH Inc. Payment Amount, but only if such difference is a positive number, by wire transfer of immediately available funds. For avoidance of doubt, in the event that the difference from clause (iii) above is a negative number, CHF shall not be required to deliver any amount to CPH Inc.

     (b) Deliveries by CPH Inc. CPH Inc. shall deliver to CHF: (i) the documents, certificates and instruments listed in Section 4.1, (ii) such other documents as are reasonably required of CPH Inc. to effect the transactions contemplated by this Agreement, and (iii) an amount equal to the

                                      -11-
                               Page 41 of 68 Pages

CPH Inc. Payment Amount less the CHF Payment Amount, but only if such difference is a positive number, by wire transfer of immediately available funds. For avoidance of doubt, in the event that the difference from clause (iii) above is a negative number, CPH Inc. shall not be required to deliver any amount to CHF.

     (c) Simultaneous Delivery. All proceedings to take place on the Closing Date shall be considered to take place simultaneously, and no delivery or payment shall be considered to have been made on such date until all deliveries, payments and proceedings due to occur under this Agreement on such Closing Date have been completed.

     (d) Release of Liabilities. Effective at Closing: (i) CHF agrees and acknowledges that CPH Inc. has no further obligations to make capital contributions as a member in any Mirror Company, and (ii) CPH Inc. agrees and acknowledges that CHF has no further obligations to make capital contributions as a member in CPH LLC or any of the Conveyed Companies.


                                   ARTICLE IV
                              CONDITIONS TO CLOSING

     4.1 Conditions to CHF's Obligations. The obligations of CHF under this Agreement are subject to the satisfaction of each of the following conditions, unless waived by CHF in writing, at or before the Closing:

     (a) Representations and Warranties. The representations and warranties of CPH Inc. contained in this Agreement and in the Ancillary Agreements shall be true and correct in all material respects when made, and shall be true and correct on the Closing Date with the same force and effect as though made on and as of the Closing Date.

     (b) Performance of Agreements. CPH Inc. shall have performed and complied in all material respects with all of its obligations and covenants contained in this Agreement, including its delivery obligations set forth in Section 3.2(b), and in the Ancillary Agreements required to be performed or complied with by CPH Inc. at or before the Closing.

     (c) Compliance Certificate. CHF shall have received a certificate of the Chief Financial Officer of CPH Inc. substantially in the form attached hereto as Exhibit A hereto as to the fulfillment of the conditions set forth in Sections 4.1(a) and (b) and certifying the CHF Payment Amount and the CPH Inc. Payment Amount.

     (d) Consents. All Material Consents shall have been duly obtained or made and shall be effective on and as of the Closing Date. For purposes of this Agreement, "Material Consents" means (i) the consent of the disinterested members of the Board of Directors of CPH Inc., (ii) the consent of the Relevant Companies and their members, (iii) the qualification of the Transactions under any applicable state securities laws, and (iv) all consents that are required in connection

                                      -12-
                               Page 42 of 68 Pages
with consummation of the Transactions by CPH Inc., all of which are set forth on Schedules 4.1(d) or 5.1(d).

     (e) Consent of Noteholders. CHF shall have received evidence satisfactory to CHF that, (i) the noteholders under the Indenture for the 12 3/4% Senior Notes due 2002 (the "Indenture") have consented to the Transactions to the extent that such consent is required by the Indenture, or (ii) such consent is not required.

     (f) Opinion of Counsel. CHF shall have received an opinion of counsel to CPH Inc. substantially in the form of Exhibit B.

     (g) No Material Adverse Effect. No Material Adverse Effect shall have occurred (i) with respect to CPH, Inc., since November 30, 2000 and (ii) with respect to the Relevant Companies taken as a whole or with respect to any Specified Relevant Company, since the most recent reporting date set forth in each Relevant Company's governing documents, which report was actually delivered to CHF.

     (h) No Actions. There shall be no (i) Action by or before any Governmental Body or by any other Person (A) challenging or seeking to restrain or prohibit the Transactions, (B) seeking to obtain from CHF or any of its Affiliates in connection with the Transactions any damages or (C) which could reasonably be expected to cause a Material Adverse Effect, or (ii) Regulation in effect that has or could reasonably be expected to have any of the consequences referred to in clause (i) above.

     (i) Ancillary Agreements. CHF shall have received the following, each dated the Closing Date, each in form and substance reasonably satisfactory to CHF and its counsel:

          (i) A separate assignment of all of CPH Inc.'s right, title and interest in and to the CPH Mirror Company Interest in each Mirror Company, in the form attached hereto as Exhibit C, duly executed by CPH Inc. (each, an "Assignment of CPH Mirror Company Interest");

          (ii) Lease by CPH Newport Building, LLC to CPH Inc. in the form attached hereto as Exhibit D (the "Lease"), duly executed by CPH Inc.;

          (iii) The Termination of the Investment and Stockholders Agreement, in the form attached hereto as Exhibit E (the "Termination of the Investment and Stockholders Agreement"), duly executed by CPH Inc., CPH LLC and each other party thereto (other than CHF);

          (iv) The Management Agreements, in the form attached hereto as Exhibit F (the "Management Agreements"), duly executed by CP Homes;

                                      -13-
                               Page 43 of 68 Pages

          (v) Construction Agreements, in the form attached hereto as Exhibit G (the "Construction Agreements"), duly executed by CP Homes;

          (vi) The Consulting Agreement, in the form attached hereto as Exhibit H (the "Consulting Agreement"), duly executed by Hadi Makarechian;

          (vii) The Service Marks License Agreement in the form attached hereto as Exhibit I (the "Service Marks License Agreement"), duly executed by CPH Inc.; and

          (viii) The Indemnification Agreement in the form attached hereto as Exhibit J (the "Indemnification Agreement"), duly executed by CPH Inc.

     (j) Secretary's Certificate. CHF shall have received a certificate of the Secretary of CPH Inc., substantially in the form of Exhibit K hereto, with respect to (i) the certificate of incorporation and the bylaws of CPH Inc., (ii) the resolutions of the board of directors of CPH Inc. approving this Agreement and the Ancillary Agreements to which CPH Inc. is a party and the other documents to be delivered by it under this Agreement and the Ancillary Agreements and the performance of the obligations of CPH Inc. thereunder, and
(iii) the names and true signatures of the officers of CPH Inc. and of each Relevant Company authorized to sign this Agreement and each of the Ancillary Agreements to which it is a party and the other documents to be delivered by it thereunder.

     (k) Managing Member's Certificate. CHF shall have received a certificate of the Managing Member of each Relevant Company, in each case, substantially in the form of Exhibit L hereto, with respect to (i) the certificate of formation and limited liability company operating agreement of each Relevant Company, (ii) the consent of the members of each Relevant Company approving the Ancillary Agreements, if any, to which it is a party and the other documents to be delivered by it under such Ancillary Agreements and the performance of the obligations of such Relevant Company thereunder, and (iii) the names and true signatures of the Persons authorized on behalf of such Relevant Company to sign such Ancillary Agreements, if any, to which it is a party and the other documents to be delivered by it thereunder.

     (l) Good Standing Certificate. CHF shall have received a certificate of the Secretary of State of Delaware, dated as of a recent date, as to (i) the good standing of CPH Inc. and as to the charter documents of CPH Inc. on file in the office of the Secretary of State of Delaware and (ii) the good standing of each Relevant Company.

     (m) Corporate Authorization. CPH Inc. shall provide to CHF certified copies of resolutions of the Board of Directors of CPH Inc., duly adopted, which shall be in full force and effect at the time of the Closing, authorizing the execution, delivery and performance by CPH Inc. of the Interest Exchange Agreement and the Ancillary Agreements.

                                      -14-
                               Page 44 of 68 Pages

     (n) Receipt.  In the event that CHF pays to CPH Inc. any amount pursuant to
Section 3.2(a)(iii), CHF shall have received a receipt for such amount, duly executed by CPH Inc.

     (o) Evidence of Title. CHF shall have received sufficient evidence of title of the Real Property owned by the Non-Financed Companies.

     (p) Joint Venture. Makar shall have executed and delivered the Joint Venture Agreement.

     4.2 Conditions to CPH Inc.'s Obligations. The obligations of CPH Inc. under this Agreement are subject to the satisfaction of each of the following conditions, unless waived by CPH Inc. in writing, at or before the Closing:

     (a) Representations and Warranties. The representations and warranties of CHF contained in this Agreement and in the Ancillary Agreements shall be true and correct in all material respects when made, and shall be true and correct on the Closing Date with the same force and effect as though made on and as of the Closing Date.

     (b) Performance of Agreements. CHF shall have performed and complied in all material respects with all of its obligations and covenants contained in this Agreement, including its delivery obligations set forth in Section 3.2(a), and in the Ancillary Agreements required to be performed or complied with by CHF at or before the Closing.

     (c) Consents. All Consents that are required in connection with consummation of the Transactions by CHF shall have been duly obtained or made and shall be effective on and as of the Closing Date, including, without limitation, the qualification of the transactions described in this Agreement under any applicable state securities laws.

     (d) Ancillary Agreements. CPH Inc. shall have received the following, each dated the Closing Date, each in form and substance reasonably satisfactory to CPH Inc. and its counsel:

          (i) The assignment to CPH Inc. of CHF's right, title and interest in and to (x) the CHF Member Interest and (y) the Conveyed Companies in the form attached hereto as Exhibit M, duly executed by CHF (the "Assignment of Transferred Interest");

          (ii) The Lease, duly executed by CPH Newport Building, LLC;

          (iii)The Termination of the Investment and Stockholders Agreement, duly executed by CHF;

          (iv) The Management Agreements, duly executed by the Joint Venture and the Project Companies set forth on Schedule 4.2(d)(iv);

                                      -15-
                               Page 45 of 68 Pages

          (v) Construction Agreements, duly executed by the Joint Venture and the Project Companies set forth on Schedule 4.2(d)(v);

          (vi) The Consulting Agreement, duly executed by the Joint Venture on its own behalf and on behalf of the Project Companies;

          (vii)The Indemnification Agreement, duly executed by the Project Companies and the Joint Venture; and

          (viii) The Sublease with respect to 3200 Soaring Gulls Drive, Las Vegas, NV, duly executed by the Joint Venture.

     (e) Authorization. CHF shall provide to CPH Inc. certified copies of appropriate resolutions, duly adopted, which shall be in full force and effect at the time of the Closing, authorizing the execution, delivery and performance by CHF of the Interest Exchange Agreement and the Ancillary Agreements.

     (f) Opinion of Counsel. CPH Inc. shall have received an opinion of counsel to CHF substantially in the form of Exhibit N.

     (g) Receipt.  In the event that CPH Inc. pays to CHF any amount pursuant to
Section 3.2(b)(iii), CPH Inc. shall have a receipt for such amount, duly executed by CHF.

     (h) No Material Adverse Effect. No material adverse effect on CHF's or Makallon's ability to perform their respective obligations under this Agreement or the Ancillary Agreements or to consummate the Transactions shall have occurred.

     (i) Joint Venture. Makar shall have executed and delivered the Joint Venture Agreement.




                                    ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

     5.1 Representations and Warranties of CPH Inc. CPH Inc. represents and warrants to CHF as of the date hereof and as of the Closing as follows:

     (a) Authority and Enforceability. By the Closing Date, and assuming any necessary approvals from CHF are issued, all actions on the part of each Group Company necessary for the authorization, execution and delivery of this Agreement and each of the Ancillary Agreement and for the consummation of the Transactions, have been duly and validly taken. This Agreement and each of the Ancillary Agreements have been duly executed and delivered by each Group Company, as the case may be, and constitute the valid and legally binding obligations of each

                                      -16-
                               Page 46 of 68 Pages

Group Company, as the case may be, enforceable against each Group Company, as the case may be, in accordance with their terms.

     (b) Organization of Companies. Each Group Company (i) is a corporation or a limited liability company, as the case may be, duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) is duly qualified to transact business in the State of California and in each other jurisdiction in which qualification is required to own, lease or license its properties or to carry on its business, and (iii) has all necessary corporate or other power and authority to own its properties, to carry on its business and to execute and deliver this Agreement and each of the Ancillary Agreements and to consummate the Transactions.

     (c) No Conflicts. Neither the execution and delivery of this Agreement or the Ancillary Agreements, nor consummation of the Transactions, nor compliance with any of the provisions hereof or in the Ancillary Agreements, will upon obtaining of the Material Consents conflict with or result in the breach or violation of, or default under, or give any other party any right to modify, accelerate or cancel, any of the terms, conditions or provisions of CPH Inc.'s articles of incorporation or bylaws or other governing documents or any Relevant Company's limited liability company agreement or other governing documents, or any Contract, license, or Regulation to which any Group Company is a party or by which any Group Company or any of its respective properties or Assets is bound except where the breach, violation or default, or any such modification, accelerator or cancellation, would not have a Material Adverse Effect. Without limiting the generality of the foregoing, the distribution of 4100 MacArthur Blvd., Newport Beach, CA, 3200 Soaring Gulls Dr., Las Vegas, NV from CPH LLC and the membership interest in RPV Associates, LLC to the respective Mirror Companies was not in violation of CPH LLC's obligations under the Indenture.

     (d) Consents. Schedule 5.1(d) sets forth all Consents which are required from any Governmental Body in connection with (i) the due execution and delivery by each Group Company, as the case may be, of this Agreement and the Ancillary Agreements, (ii) the consummation by each Group Company of the Transactions,
(iii) the performance by each Group Company of its obligations under this Agreement and the Ancillary Agreements, or (iv) the exercise by CHF of its rights and remedies under this Agreement and the Ancillary Agreements.

     (e) Capitalization. The authorized capital stock of CPH Inc. consists of 30,000,000 shares of Voting Common Stock, 5,000,000 shares of non-designated Preferred Stock, and 30,000,000 shares of Non-Voting Common Stock, of which 13,767,311 shares of Voting Common Stock are issued and outstanding. As of the Closing, except as set forth above, and except as the result of the (i) exercise of (x) employee stock options set forth on Schedule 5.1(e) or (y) of warrants for not in excess of 569,732 shares of Common Stock or (ii) stock repurchases made in the ordinary course of business, CPH Inc. shall not have any Equity Securities issued and outstanding. As of the Closing, (A) CPH Inc. is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Securities, and (B) all of the outstanding shares of CPH Inc.'s Equity Securities shall be validly issued, fully paid and non-assessable. There are no

                                      -17-
                               Page 47 of 68 Pages
statutory or contractual preemptive rights or rights of refusal in favor of any Person other than CHF or any Affiliate with respect to any of CPH Inc.'s Common Stock. The Non-Voting Common Stock has rights and privileges that are in every way identical to those of the Common Stock, except that the Non-Voting Common Stock does not have the right to vote.

     (f) Title to CPH Mirror Company Interests. CPH Inc. has good and marketable title to the CPH Mirror Company Interests and at the Closing, CHF, its successors and assigns will receive good and marketable title to the CPH Mirror Company Interests, free and clear of all Liens. None of the CPH Mirror Company Interests is subject to any pending or threatened condemnation, attachment or Action of any kind.

     (g) Financial Statements. The unaudited consolidated balance sheet of each Relevant Company and its respective Subsidiaries dated November 30, 2000 (each, an "Unaudited Balance Sheet") copies of which were previously delivered to CHF, were prepared in accordance with generally accepted accounting principles applied on a consistent basis in accordance with the past practice of each such Relevant Company (except with respect to the unaudited statements, for the absence of footnotes and subject to year end adjustments in accordance with generally accepted accounting principles) and fairly present the financial position of each such Relevant Company and its respective Subsidiaries as of such date. None of the Non-Financed Companies has any indebtedness or other obligation or liability except as reflected in their respective Unaudited Balance Sheet. The unaudited consolidated statement of operations, statement of changes in shareholder's equity and statement of cash flows of each Relevant Company and its respective Subsidiaries for the year-to-date ended November 30, 2000, copies of which were previously delivered to CHF, were prepared in accordance with generally accepted accounting principles applied on a consistent basis in accordance with the past practice of each such Relevant Company (except with respect to the unaudited statements, for the absence of footnotes and subject to year end adjustments in accordance with generally accepted accounting principles) and fairly present the consolidated results of operations, changes in shareholder's equity and cash flows of each such Relevant Company and its respective Subsidiaries for such period.

     (h) Taxes. Each Relevant Company has duly and timely filed all of its respective Tax Returns which each such Relevant Company has had an obligation to file. Each Relevant Company has paid all Taxes due and owing by such Relevant Company (whether or not such Taxes are required to be shown on a Tax Return). The charges, accruals and reserves on the books of each Relevant Company in respect of Taxes are accurate and adequate and were calculated in the ordinary course of such Relevant Company's business. All material Taxes that each Relevant Company is required to withhold or collect have been withheld or collected and, to the extent required, have been paid over to the proper Governmental Body on a timely basis. Proper amounts have been withheld by each Relevant Company from such Relevant Company's employees for all periods in material compliance with Tax withholding provisions of applicable federal, state, local, domestic and foreign Regulations.

                                      -18-
                               Page 48 of 68 Pages

     (i) Litigation. There is no Action (i) against any Group Company or any of its respective officers or directors, (ii) that questions the validity of any of this Agreement or any of the Ancillary Agreements or that relates to any of the Transactions, or (iii) that could reasonably be expected to have a Material Adverse Effect.

     (j) Compliance with Laws. Each Relevant Company is and at all times has been in material compliance with each Regulation applicable to such Relevant Company and such Relevant Company's business except where the failure to be in compliance will not have a Material Adverse Effect. None of the Relevant Companies has at any time made any bribes, kickback payments or other illegal payments.

     (k) Absence of Certain Changes or Events. Since November 30, 2000, (i) there has not occurred a Material Adverse Effect, and (ii) except as set forth on Schedule 5.1(k) each Relevant Company has conducted its respective businesses in the ordinary course in accordance with its Business Plan in all material respects.

     (l) Other Assets. Except as set forth on Schedule 5.1(l), each Relevant Company has good and marketable title to, or a valid leasehold interest in, each of such Relevant Company's Other Assets free and clear of any Liens other than, in the case of Other Assets other than any Mirror Company's interest in any Project Company, Permitted Liens.

     (m) Real Property and Leaseholds. Schedule 5.1(m) sets forth a correct and complete list and legal description of all Real Property and all leasehold interests as lessee ("Leaseholds") in which each Non-Financed Company owns or has an interest and its location. Each Relevant Company has good, marketable title to its respective Real Property and good, marketable and insurable leasehold interest to its respective Leaseholds free and clear of any Liens, other than Permitted Liens, except as set forth on Schedule 5.1(m).

     (n) Material Contracts. Listed on Schedule 5.1(n) are (i) the Material Contracts to which any of the Non-Financed Companies is a party and (ii) the Material Contracts of which CHF has not been previously made aware. Each of the Material Contracts (A) has been duly authorized, executed and delivered by the respective Relevant Company and is in full force and effect and (B) constitutes the legal, valid and binding obligation of such Relevant Company enforceable against such Relevant Company in accordance with the terms of each such Contract. There exists no breach or default (or event which with or without the lapse of time or the giving of notice, or both would constitute a breach or default) under the Material Contracts by the respective Relevant Company or to the knowledge of CPH Inc., the other parties thereto, except in each case, for breaches or defaults which could not reasonably be expected to have a Material Adverse Effect. The Company has delivered to CHF true and complete copies of each Material Contract listed in Schedule 5.1(n).

     (o) Intellectual Property. To CPH Inc.'s knowledge, each Relevant Company, as the case may be, owns, or has the legal and valid right to use, all Intellectual Property used by it.

                                      -19-
                               Page 49 of 68 Pages

     (p) Insurance. Set forth on Schedule 5.1(p) are the material insurance policies ("Insurance Policies") that cover the Relevant Companies and their Assets. All Insurance Policies are valid and currently effective and none of the Relevant Companies is in default with respect to their respective obligations under any of the Insurance Policies.

     (q) Books and Records. The records and books of account of each Relevant Company are correct and complete in all material respects, have been maintained in accordance with good business practices and are reflected accurately in all material respects in the financial statements referred to in Section 5.1(g).

     (r) Environmental Matters.

          (i) CPH Inc. Except as set forth on Schedule 5.1(r) and for matters of which CHF has knowledge (A) CPH Inc. has no known actual, alleged or contingent liability or obligation relating to any Project or its membership interests in any Relevant Company (I) under any Environmental Law or (II) with respect to the generation, presence, disposal, release, handling, transportation, storage, cleanup or contamination of or by any Hazardous Material (any such liability or obligation being an "Environmental Liability"); (B) there is no Action of which CPH Inc. has notice ----------------------- regarding any Environmental Liability against CPH Inc. arising out of, based on or resulting from any Project or its membership interests in any Relevant Company; and (C) CPH Inc. has not received any communication from a Governmental Body, Person or any citizens' group, employee or otherwise alleging that it has any Environmental Liability relating to any Project or its membership interests in any Relevant Company.

          (ii) Relevant Companies. Except as set forth on Schedule 5.1(r) and for matters of which CHF has knowledge, (A) none of the Relevant Companies has notice of any actual, alleged or contingent liability or obligation (I) under any Environmental Law or (II) with respect to any Environmental Liability; (B) there is no Action of which any Relevant Company has notice regarding Environmental Liability against any Relevant Company, or relating to any of its respective Assets; and (C) none of the Relevant Companies has received any communication from a Governmental Body, Person or any citizens' group, employee or otherwise alleging that such Relevant Company has any Environmental Liability.

          (iii) Copies of Environmental Liabilities. Prior to the date of this Agreement, CPH Inc. has furnished to CHF correct and complete copies of all correspondences and information with respect to, or a written summary setting forth the terms of, the Environmental Liabilities and environmental matters set forth in clauses (i) and (ii) above or on
          Schedule 5.1(r).

                                      -20-
                               Page 50 of 68 Pages

     (s) Employees. None of the Relevant Companies has any employees.

     (t) Affiliate Transactions. Except as set forth on Schedule 5.1(t), no officer, director, five percent (5%) or greater shareholder or other Affiliate of a Group Company, or any spouse, former spouse, parent, sibling or child of any such individual, (i) is, or has been within the past 12 months, involved in any business arrangement or relationship with any Relevant Company, (ii) is, or has been within the past 12 months, a party to any Contract or transaction with any Relevant Company or (iii) has any interest in any of the Assets of any Relevant Company.

     (u) Investment Representation.


          (i) Acquisition for Own Account. The Transferred Interest to be acquired by CPH Inc. hereunder will be acquired for CPH Inc.'s own account, not as a nominee or agent, and not with a view to the distribution of any part thereof in violation of applicable securities laws.

          (ii) No Registration. CPH Inc. understands and acknowledges that the Transferred Interest is not being registered under the Securities Act, or any state securities laws, on the grounds that the issuance thereof is exempt under Section 4(2) of the Securities Act and such state securities laws as a transaction by an issuer not involving any public offering, and that reliance on such exemption is predicated in part on the representations by CPH Inc. herein. CPH Inc. understands that the Transferred Interest cannot be sold unless they are subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available.

          (iii) Accredited Investor; Sophisticated Purchaser. CPH Inc. is an "accredited investor" as defined in Rule 501(a) of the Securities Act. CPH Inc., alone or in connection with its financial, legal and other advisers, is sufficiently experienced in financial and business matters to be capable of analyzing and evaluating the merits and risks of an investment in CPH LLC, and to make an informed decision relating thereto, and otherwise to protect its own interests with respect to the investment in CPH LLC and the acquisition of the Transferred Interest.

     (v) No Brokers. No person or any other entity is entitled to any brokerage commission, finder's fee or like payment in connection with the transactions contemplated by this Agreement due to any agreement, engagement or representation made by or on behalf of CPH Inc.

     (w) Mirror Companies. Each CPH Mirror Company Interest constitutes 67.93% of the ownership interests in the corresponding Mirror Company and the only other membership interests in the Mirror Companies are the ownership interests held by CHF. Except for the Buy/Sell provision set forth in the limited liability company operating agreement of each Mirror Company, if any, no Person has any right to acquire any membership interest in any Mirror

                                      -21-
                               Page 51 of 68 Pages

Company nor has any right of first refusal or right with respect of issuances of new interests or transfers of interests been granted. Except for CPH Newport Building, LLC, CPH Las Vegas Building, LLC, CPH Industrial I, LLC and CPHCHF Golf, LLC, each Mirror Company's sole asset consists of its 1% capital interest and 100% of the "carried interest" in each corresponding Project Company. The sole assets of CPH Newport Building, LLC consist of that certain 43,838 square foot office building, together with any interest of such LLC in the land thereunder, located at 4100 MacArthur Boulevard, Newport Beach, California, and the personal property set forth on Schedule 5.1(z). The sole asset of CPH Las Vegas Building, LLC consists of a promissory note in the principal amount of $2,300,000 (a copy of which has been delivered to CHF). The sole assets of CPH Industrial I, LLC consist of its 98.05% capital interest and its share of the "carried interest" in CPH Jarupa/Milliken, LLC. The sole asset of CPHCHF Golf, LLC is its approximate 23% capital interest and its share of the carried interest in CPH Dos Pueblos, LLC. Each Mirror Company owns all such assets free and clear of any and all Liens other than, except in the case of each Mirror Company's capital and carried interests in the Project Companies and the cash and promissory note owned by CPH Las Vegas Building, LLC, Permitted Liens. CPH Inc. has provided to CHF a true and complete copy of each limited liability company agreement, and all amendments and waivers thereto, for each Mirror Company. CPH Inc. has fully performed all of, and has not defaulted in respect of any of, its obligations to each Mirror Company and each Mirror Company has fully performed all of, and not defaulted in respect of any of, its obligations to each Project Company and to each other Person. No Mirror Company or other member of any Project Company has any further obligation to contribute capital or otherwise finance any Project Company except for the unfunded capital commitment set forth on Schedule 5.1(w).

     (x) Project Companies. Except for the Buy/Sell provision set forth in the limited liability company operating agreement of each Project Company, if any, no Person has any right to acquire any membership interest in any Project Company nor has any right of first refusal or right with respect of issuances of new interests or transfers of interests been granted. Except in the case of CPH Dos Pueblos, LLC and CPH Austin, LLC, each Project Company's sole asset consists of the project described in Section 2.1. The sole assets of CPH Dos Pueblos, LLC is its 95.98% capital interest and its share of the carried interest in CPH Dos Pueblos Associates, LLC. The sole assets of CPH Austin, LLC are (i) the sole limited partnership interest in CPH Foster Ranch, L.P. and (ii) 100% of the equity of CPHFR, Inc., sole general partner of CPH Foster Ranch, L.P. Each Project Company owns such assets free and clear of any and all Liens other than, except in the case of CPH Dos Pueblos, LLC's interest in CPH Dos Pueblos Associates, LLC and CPH Austin, LLC's interest in CPH Foster Ranch, L.P., Permitted Liens or as set forth on Schedule 5.1(x). CPH Inc. has provided to CHF a true and complete copy of each limited liability company agreement, and all amendments and waivers thereto for each Project Company.

     (y) Payment Amounts. The CPH Inc. Payment Amount and the CHF Payment Amount, each as calculated and set forth on Schedule 5.1(y), as calculated by the Chief Financial Officer of CPH Inc. and included in the compliance certificate delivered by him pursuant to Section 4.1(c), are true and correct.

                                      -22-
                               Page 52 of 68 Pages

     (z) Transfer of Personal Property to CPH Newport Building LLC. All of CPH Inc.'s right, title and interest in the furniture, computers and other office equipment set forth on Schedule 5.1(z), has been transferred to CPH Newport Building LLC and CPH Newport Building LLC is the sole owner of such personal property. None of CPH Inc. or its Affiliates (except for CPH Newport Building
LLC) has any ownership interest in any such personal property.

     (aa) No Material Misstatements or Omissions. No information, document, certificate, schedule or report furnished or to be furnished by, or on behalf of, any Group Company (or by their employees, representatives, counsel, accountants or other professionals) to CHF (or to CHF's employees, representatives, counsel, accountants or other professionals) in connection with the Transactions, and no representation or warranty contained in this Agreement or in any of the Ancillary Agreements, contained or will contain, as the case may be, any material misstatement of fact or omitted or will omit, as the case may be, to state a material fact or any fact necessary to make the statement contained therein not materially misleading.

     5.2 Representations and Warranties of CHF. CHF represents and warrants to CPH Inc. as of the date hereof and as of the Closing as follows:

     (a) Authority and Enforceability. All actions on the part of CHF necessary for the authorization, execution and delivery of this Agreement and each of the Ancillary Agreements and for the consummation of the Transactions, have been duly and validly taken. This Agreement and each of the Ancillary Agreements have been duly executed and delivered by CHF and constitute the valid and legally binding obligations of CHF enforceable against CHF in accordance with their terms.

     (b) Organization of CHF. CHF is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to transact business in the State of California.

     (c) No Conflicts. Neither the execution and delivery of this Agreement or the Ancillary Agreements, nor consummation of the Transactions, nor compliance with any of the provisions hereof or in the Ancillary Agreements, will upon obtaining the Consents required under Section 5.2(d) conflict with or result in the breach or violation of, or default under, or give any other party any right to modify, accelerate or cancel, any of the terms, conditions or provisions of CHF's limited partnership agreement or other governing documents, or any other Regulation by which CHF or any of its properties or assets is bound (except where the breach, violation or default, or any such modification, acceleration, or cancellation, would not have a material adverse effect upon the legality, validity or enforceability of this Agreement or any of the Ancillary Agreements).

     (d) Consents. At Closing, all Consents have been obtained which are required from any Governmental Body in connection with (i) the due execution and delivery by CHF of this Agreement and the Ancillary Agreements, (ii) the consummation by CHF of the Transactions, (iii)

                                      -23-
                               Page 53 of 68 Pages
the performance by CHF of its obligations under this Agreement and the Ancillary Agreements, or (iv) the exercise by CPH Inc. of its rights and remedies against CHF under this Agreement and the Ancillary Agreements.

     (e) Title to Transferred Interest. CHF has good and marketable title to the Transferred Interest and at the Closing, CPH Inc., its successors and assigns will receive good and marketable title to the Transferred Interest, free and clear of all Liens. The Transferred Interest is not subject to any pending or threatened condemnation, attachment or Action of any kind.

     (f) No Brokers. No person or any other entity is entitled to any brokerage commission, finder's fee or like payment in connection with the transactions contemplated by this Agreement, due to any agreement, engagement or representation made by or on behalf of CHF.

     (g) Investment Representations.

          (i) Acquisition for Own Account. The CPH Mirror Company Interests and the Non-Voting Common Stock to be acquired by CHF hereunder will be acquired for CHF's own account (or, in the case of the CPH Mirror Company Interests, for the account of the Joint Venture), not as a nominee or agent, and not with a view to the distribution of any part thereof in violation of applicable securities laws.

          (ii) No Registration. CHF understands and acknowledges that the CPH Mirror Company Interests and the Non-Voting Common Stock are not being registered under the Securities Act, or any state securities laws, on the grounds that the issuance thereof is exempt under Section 4(2) of the Securities Act and such state securities laws as a transaction by an issuer not involving any public offering, and that reliance on such exemption is predicated in part on the representations by CHF herein. CHF understands that no CPH Mirror Company Interest or Non-Voting Common Stock can be sold unless it is subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available.

          (iii) Accredited Investor; Sophisticated Purchaser. CHF is an "accredited investor" as defined in Rule 501(a) of the Securities Act. CHF, alone or in connection with its financial, legal and other advisers, is sufficiently experienced in financial and business matters to be capable of analyzing and evaluating the merits and risks of an investment in CPH Inc. and each Mirror Company, and to make an informed decision relating thereto, and otherwise to protect its own interests with respect to the investment in each Mirror Company and the acquisition of the CPH Mirror Company Interests.

          (h) No Material Misstatements or Omissions. No information, document, certificate, schedule or report furnished or to be furnished by, or on behalf of, CHF (or by its employees,

                                      -24-
                               Page 54 of 68 Pages
          representatives, counsel, accountants or other professionals) to CPH Inc. (or to CPH Inc.'s employees, representatives, counsel, accountants or other professionals) in connection with the Transactions, and no representation or warranty contained in this Agreement or in any of the Ancillary Agreements, contained or will contain, as the case may be, any material misstatement of fact or omitted or will omit, as the case may be, to state a material fact or any fact necessary to make the statement contained therein not materially misleading.

     5.3 No Knowledge. CHF has no actual notice of any breach of any of CPH Inc.'s representations, warranties or covenants under this Agreement. CPH Inc. has no actual notice of any breach of any of CHF's representations, warranties or covenants under this Agreement.

     5.4 Remaking and Survival of Representations and Warranties. Each of the representations and warranties of the parties set forth in this Article V shall be deemed to have been remade on the Closing Date by CPH Inc. to CHF (as to the representations and warranties set forth in Section 5.1), and by CHF to CPH Inc. (as to the representations and warranties set forth in Section 5.2). CPH Inc. and CHF shall not take any action or refrain from taking any action that will cause any of their respective representations or warranties set forth in Section
5.1 or 5.2 to be untrue or inaccurate at any time from the date of this Agreement to the Closing. The representations and warranties of the parties set forth in this Article V shall survive the Closing.



                                   ARTICLE VI
                       ADDITIONAL COVENANTS AND AGREEMENTS

     6.1 Continued Operation of Companies. Until the Closing, without the consent of CHF, CPH Inc. shall cause each Relevant Company to be operated in the ordinary course of business consistent with past practices and shall not permit any Relevant Company to undergo any material change in its operations, indebtedness or other liabilities (other than draws in the ordinary course of business under existing credit facilities or other matters contemplated by the respective Business Plan), and shall not permit any Relevant Company to transfer any Assets or any right or interest therein except for cash sales of homes individually, office leases and associated agreements and hotel, restaurant, golf and other reservations entered into in the ordinary course of business.

     6.2 Distributions. Except for management fees associated with the Relevant Companies which accrued on or before the Closing and reimbursements of Advances, from December 1, 2000 through the Closing, CPH Inc. and its Affiliates have not accepted, and CPH Inc. and its Affiliates shall not accept, any payments from any Relevant Company or CPH LLC, whether by the way of fees, distributions, salary or otherwise, or permit any Relevant Company or CPH LLC to make any payments to any other party, except in the ordinary course of business. CPH confirms that none of the Relevant Companies has made any distributions to its Members from December 1, 2000 through the Closing other than as accounted for on
Schedule 5.1(y).

                                      -25-
                               Page 55 of 68 Pages

     6.3 CHF Interests in CPH Inc. CHF acknowledges that after the Closing its sole interest in the business of CPH Inc. and its Affiliates (other than the Relevant Companies and the Potential Transactions) will be as a holder of the Remainder Interest and as a stockholder of CPH Inc. Without limiting the generality of the foregoing, CHF shall have no interest in any corporate opportunities of CPH Inc. or any Affiliate (other than the Relevant Companies and the Potential Transactions) whether arising prior to or after the Closing. CPH Inc. shall transfer its rights to the Deposits and after the Closing shall notify any third party holders of such Deposits that the rights to such Deposits have been transferred to CHF.

     6.4 Consents. Without limitation on Sections 4.1(d) or 5.1(d), CPH Inc. shall use its best efforts to obtain the Consents required under the terms of any Contracts to which any Relevant Company is a party, including, without limitation, the Material Contracts, if any, each in form reasonably satisfactory to CHF.

     6.5 Press Releases. Upon the Closing, if it occurs, the form and content of all press releases or other public communications (other than any filings with the Securities and Exchange Commission) by or on behalf of CPH Inc. or CHF shall be subject to the approval of each other.

     6.6 Tag-Along. CPH2, LLC and CPH3, LLC are the principal shareholders of CPH, Inc. and have joined this Agreement solely for the purposes of this Section
6.6. CPH2, LLC and CPH3, LLC hereby represent and warrant to CHF as of the Closing that the ownership of Common Stock of CPH Inc. by CPH2 LLC, CPH3 LLC and CHF is accurately set forth in the Proxy Statement of CPH, Inc. dated June 13, 2000.

     (a) Subject to the limitations set forth below, in the event CPH2, LLC or CPH 3, LLC (collectively the "Principal Shareholder"), on the one hand, or CHF, on the other hand (each a "Prospective Seller") shall receive a bona fide offer (an "Offer") from a third party (a "Third Party") to purchase in one or a series of related transactions all or a portion of the Common Stock or Non-Voting Common Stock of CPH, Inc. (the "Owned Stock") owned by such Prospective Seller and such Prospective Seller shall be willing to accept such Offer, such Prospective Seller shall give notice thereof (the "Third Party Notice") to the Principal Shareholder or CHF, as the case may be (the "Offeree"), describing the price and all other material terms and conditions of the Offer. Each Offeree shall have the right and option, for a period of twenty (20) business days after the Third Party Notice is deemed given as herein provided, by giving the Prospective Seller written notice (the "Notice of Election"), to sell to the Third Party a pro rata portion of its Owned Stock based on the number of shares of Owned Stock owned respectively by the Prospective Seller and the Offeree (treating the Common Stock and the Non-Voting Stock as a single class for such purpose) for the same consideration and otherwise on the same terms and conditions as contained in the Offer. The amount of Owned Stock to be transferred by the Prospective Seller shall be reduced to the extent necessary to provide for such sales by the Offeree. The Prospective Seller may not sell any Owned Stock pursuant to the Offer unless any Offeree electing to be included in the sale in accordance with the terms hereof has the opportunity to sell at the same time and on the same terms and conditions as set forth herein.

                                      -26-
                               Page 56 of 68 Pages

     (b) At the closing of any proposed transfer pursuant to the Offer, the Prospective Seller, together with the Offeree if it has elected to sell Owned Stock pursuant to such Offer, shall deliver to the Third Party certificates and/or other instruments representing the Owned Stock to be sold, free and clear of all liens and encumbrances, together with stock or other appropriate powers duly endorsed therefor, and shall receive in exchange therefor the consideration to be paid or delivered by the Third Party in respect of such Stock as described in the Third Party Notice.

     (c) The provisions of this Section 6.6 shall not apply to any transfer of Owned Stock to any person pursuant to (i) a public offering by the Company which includes a secondary offering by a Prospective Seller or a secondary offering by CHF in accordance with its registration rights pursuant to the Registration Rights Agreement; (ii) a transaction effected pursuant to Rule 144 promulgated under the Securities Act of 1933; (iii) a transaction involving a gift or for estate or personal financial planning purposes not involving any cash or other financial consideration, or a transaction involving a transfer to an entity controlled by or under common control with the Prospective Seller, in either case provided that any transferee agrees to be bound by this Agreement to the same extent as was the transferor as evidenced by a written adoption of the relevant provisions of this Agreement by such transferee in a form reasonably satisfactory to CHF if the Principal Shareholder is transferring, or the Principal Shareholder if CHF is transferring, as the case may be; or (iv) a transaction which results in proceeds which in the aggregate with all other transfers after the Closing Date by such Prospective Seller are not in excess of Three Million Dollars ($3,000,000). The Prospective Seller and the Offeree electing to participate in the Offer each shall bear their respective expenses (including, without limitation, legal expenses) incurred in connection with such sale.

     (d) If an Offeree shall not have given as provided herein a Notice of Election pursuant to this Section 6.6 with respect to any Offer Notice or breaches its obligation to participate in such a sale after delivery of such a Notice of Election, such Offeree will be deemed to have waived all its rights under this Section 6.6 with respect to the transaction specified in such Third Party Notice.

     (e) Except as expressly provided in this Section 6.6, the Prospective Seller shall not have any obligation to any Offeree with respect to the sale of any Owned Stock owned by such Prospective Seller in connection with this Section
6.6. Anything herein to the contrary notwithstanding and irrespective of whether any Notice of Election shall have been given as herein provided, the Prospective Seller shall not have any obligation to any Offeree to sell any Owned Stock pursuant to this Section 6.6 if such Prospective Seller decides not to accept or consummate any Offer with respect to its Owned Stock (it being understood that any and all such decisions shall be made by such Prospective Seller in its sole discretion).

     6.7 Future Affiliate Transactions. From and after the Closing Date, and until CHF no longer owns at least five percent (5%) of the total CPH Inc. Common Stock and Non-Voting Common Stock outstanding (treated as a single class for such purpose), CPH Inc. covenants that it shall not without the consent of CHF, which consent shall not be unreasonably withheld, enter into any transaction with any officer, director, five percent (5%) or greater shareholder or other

                                      -27-
                               Page 57 of 68 Pages

Affiliate of CPH Inc., or any spouse, former spouse, parent, sibling or child of any such individual, other than (i) in the ordinary course of business consistent with past practice, (ii) on fair and reasonable terms no less favorable to CPH Inc. than could be obtained on an arms length basis with an unaffiliated third party, (iii) transactions with an Affiliate of CHF or with Makar or any other entity controlled by Paul Makarechian, (iv) transactions involving less than $2,000,000 in consideration or (v) any compensation of Hadi Makarechian as an officer of CPH Inc.

     6.8 Reporting. From and after the Closing Date, and until CHF no longer owns at least five percent (5%) of the total outstanding Voting Common Stock and Non-Voting Comon Stock of CPH Inc. (treated as a single class for such purpose), if at any time CPH Inc. is no longer filing quarterly and annual reports on Forms 10-Q and 10-K under the Exchange Act, CPH Inc. shall provide to CHF (i) within forty-five (45) days of the end of each fiscal quarter and ninety (90) days of the end of each fiscal year, financial statements (together with accompanying footnotes) of the detail and prepared (x) in accordance with the requirements of Item 1 of Form 10-Q and Item 8 of Form 10-K or (y) in accordance with the requirements of CPH Inc.'s senior lenders and (ii) within ten (10) days of the delivery of any periodic written corporate financial report required by CPH Inc.'s senior lenders (but not any asset-specific report), a copy of such report.



                                   ARTICLE VII
                                   TERMINATION

     7.1 Termination. This Agreement may be terminated at any time prior to the Closing by:

     (a) the mutual written consent of CPH Inc. and CHF;

     (b) CHF, if the conditions set forth in Section 4.1 shall not have been satisfied by February 28, 2001 (the "Termination Date"), unless the failure of such condition is the result of a material breach of this Agreement or any Ancillary Agreement by CHF;

     (c) CPH Inc., if the conditions set forth in Section 4.2 shall not have been satisfied by the Termination Date, unless the failure of such condition is the result of a material breach of this Agreement or any Ancillary Agreement by CPH Inc., any Mirror Company or any Project Company;

     (d) CHF or CPH Inc. if any Governmental Body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Transactions.

     7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1 hereof, such termination shall be the sole remedy, and (a) this Agreement shall forthwith become void, and (b) there shall be no liability on the part of CPH Inc. or CHF; provided, however, that if such termination shall result from the breach by a party hereto of any of

                                      -28-
                               Page 58 of 68 Pages
its obligations under this Agreement, such party shall be fully liable for any and all damages sustained or incurred by the other party hereto, its affiliates or any of the representatives of any of them as a result of or arising from such breach and such other party shall be entitled to seek any remedies available to its at law or in equity.

     7.3 Expenses. Each of the parties hereto will bear its own legal and accounting charges and other expenses arising from the negotiation, preparation and execution of this Agreement and the Ancillary Agreements.

     7.4 Transfer Taxes. If there should be any stock transfer Taxes, sales or use Taxes and real property gains or transfer Taxes (excluding any income Taxes), filing fees, recording charges, registration costs or expenses directly or indirectly attributable to or arising out of the exchange of interests and other transactions contemplated by this Agreement or the Ancillary Agreements ("Transfer Taxes") payable, CPH Inc. will be responsible for filing any Tax Returns, with the assistance of CHF, and complying with any procedures required in connection with all Transfer Taxes resulting therefrom. CPH Inc. and CHF will each pay one-half of any such Transfer Taxes due.



                                  ARTICLE VIII
                                 INDEMNIFICATION

     8.1 Indemnification.

     (a) Indemnification by CPH Inc. CPH Inc. will indemnify and defend CHF and its Affiliates and each of their respective partners, members, managers, directors, officers, employees, agents and Affiliates (collectively, the "CHF Indemnified Persons") against and hold each CHF Indemnified Person harmless from any and all liabilities, obligations, losses, damages, penalties, Actions, judgments, costs, expenses, claims, diminution in value, or disbursements of any kind or nature whatsoever, including, without limitation, interest, penalties, fines, judgments, settlements, costs of preparation and investigation, costs incurred in enforcing this indemnity and reasonable attorneys' fees and expenses (collectively, "Losses"), that CHF Indemnified Persons may suffer, sustain, incur or become subject to arising out of, relating to, or due to any inaccuracy or breach of any of the representations, warranties, covenants or agreements of CPH Inc. contained in this Agreement or any Ancillary Agreement.

     (b) Indemnification by CHF. CHF will indemnify and defend CPH Inc. and each of its managers, directors, officers, employees, agents and Affiliates (collectively, the "CPH Inc. Indemnified Persons") against and hold each CPH Inc. Indemnified Person harmless from any and all Losses that CPH Inc. Indemnified Persons may suffer, sustain, incur or become subject to arising out of, relating to, or due to any inaccuracy or breach of any of the representations, warranties, covenants or agreements of CHF contained in this Agreement or any Ancillary Agreement.

                                      -29-
                               Page 59 of 68 Pages

     (c) Right to Assign. The parties hereto agree that CHF shall have the right to assign its rights to indemnification under this Section 8.1 to any single Person, including but not limited to, the Joint Venture, that acquires substantially all of the CPH Mirror Company Interests from CHF, whether by sale, merger, consolidation or otherwise.

     8.2   Survival   of   Representations   and   Warranties   and   Right   to
Indemnification. With respect to Sections 8.1(a) and (b) only, the representations and warranties of the parties contained in this Agreement or any Ancillary Agreement and the rights to indemnification under this Agreement with respect thereto will survive the Closing Date and any investigation at any time made by or on behalf of CHF or any other party and will remain in full force and effect thereafter until March 31, 2002 and will be effective with respect to any inaccuracy therein or breach thereof, notice of which has been given prior to such date; provided, however, that:

     (a) the  representations  and warranties set forth in Sections 5.1(a), (b),
(c),  (d),  (f), (h), (j), (l), (m), (r), (t), (u), (w) and (x) (the "CPH Inc.'s
Fundamental Representations") and the rights to indemnification under Section 8.1(a) with respect thereto will survive the Closing and will remain in full force and effect for the longer of five years and the applicable statute of limitations.

     (b) the  representations  and warranties set forth in Sections 5.2(a), (b),
(c), (d), (e) and (g) (the "CHF's Fundamental Representations") and the rights to indemnification under Section 8.1(b) with respect thereto will survive the Closing and will remain in full force and effect for the longer of five years and the applicable statute of limitations.

     8.3 Thresholds; Limitation on Liability. CHF Indemnified Persons and CPH Inc. Indemnified Persons will be able to recover Losses under Section 8.1 from the first dollar of such Losses; provided, however, that no CHF Indemnified Person or CPH Inc. Indemnified Person will be entitled to any recovery from the other party in accordance with the provisions of Sections 8.1(a) and (b), unless and until the aggregate amount of such Losses suffered, sustained, or incurred by the asserting party, or to which such party becomes subject, by reason of inaccuracy or breach of any representations or warranties thereunder, exceeds $250,000 calculated on a cumulative basis (for all Losses) and not per item basis (the "Threshold Amount").

     (d)   Limitations   on  Liability   of  CHF.  The   liability  of  CHF  for
indemnification under Section 8.1(b) shall not exceed $10,000,000 in the aggregate.

     (e) Limitations on Liability of CPH Inc. The liability of CPH Inc. for indemnification under Section 8.1(a) shall not exceed $10,000,000 in the aggregate.

     8.4 Fraud Exception. Notwithstanding any provision contained in Article VIII to the contrary, (a) in the event any Loss or failure to discover a fact or condition by a CHF Indemnified Person is due to, arises from, or is in connection with, fraud or willful misconduct by the CPH Inc., such CHF Indemnified Person will be entitled to recover any such Losses from the CPH Inc.

                                      -30-
                               Page 60 of 68 Pages
without regard to any of the time limitations, the Threshold Amount or the $10,000,000 dollar limitations set forth above, and will be entitled to recover the full amount of such Losses from the first dollar of any such Loss; and (b) in the event any Loss or failure to discover a fact or condition by a CPH Inc. Indemnified Person is due to, arises from, or is in connection with, fraud or willful misconduct by the CHF, such CPH Inc. Indemnified Person will be entitled to recover any such Losses from the CHF without regard to any of the time limitations, dollar thresholds or dollar limitations set forth above, and will be entitled to recover the full amount of such Losses from the first dollar of any such Loss.



                                   ARTICLE IX
                               GENERAL PROVISIONS

     9.1 Entire Agreement; Amendment. This Agreement and the Ancillary Agreements, together with all exhibits hereto, sets forth the entire understanding of the parties, and supersede all prior arrangements and communications, whether oral or written, with respect to the subject matter hereof. For avoidance of doubt, this Agreement does not constitute an "Election Notice" under Section 7.03 of the Investment and Stockholders Agreement dated September 29, 1997 or under Article IV of the Amended and Restated Limited Liability Company Agreement of CPH LLC.

     9.2 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions of this Agreement, and this Agreement shall be construed in all respects as if the invalid or unenforceable provision were omitted.

     9.3 Notices. All notices, demands and communications hereunder shall be in writing and shall be deemed to be duly given upon personal delivery or five (5) days after being mailed from the State of California by registered or certified United States mail, postage pre-paid, return receipt requested, addressed to the parties at the addresses herein set forth, or at such other address as any party shall have furnished to the other parties in writing:


If to CPH Inc.:            Capital Pacific Holdings, Inc.
                           4100 MacArthur Boulevard
                           Newport Beach, CA  92660
                           Attn:  President and General Counsel

with a copy (not           Wiley, Rein & Fielding
constituting notice)       1776 K Street, NW
                           Washington DC  20006
                           Attn:  Dag Wilkinson, Esq.

                                      -31-
                               Page 61 of 68 Pages

If to CHF:                 c/o Farallon Capital Management, L.L.C.
                           One Maritime Plaza
                           Suite 1325
                           San Francisco, CA  94111
                           Attn:  Stephen L. Millham and Mark Wehrly

with a copy (not           Richards Spears Kibbe & Orbe
constituting notice)       One Chase Manhattan Plaza
                           New York, NY  10005
                           Attn: William Q. Orbe, Esq.


     9.4 Assignment. This Agreement shall not be assignable by CPH Inc. or CHF, except that CHF shall have the right to by written notice to CPH Inc. to assign its rights and delegate its obligations under this Agreement and the Ancillary Agreements to any entity that is majority owned or controlling, controlled by or under common control with CHF or its majority equity owners or to the Joint Venture and which owns all or substantially all of the CPH Mirror Company
Interests provided that CHF in connection with any delegation of any duties under this Agreement provides assurances of the assignee's financial capacity acceptable to CPH Inc. in its sole discretion. This Agreement, the Ancillary Agreements and all of the provisions hereof and thereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     9.5 Governing Law and Venue. This Agreement, the Ancillary Agreements and the rights and obligations of the parties hereunder and thereunder shall be governed by and construed in accordance with the internal laws, but not the laws pertaining to conflict or choice of laws, of the State of California. The exclusive forum for the determination of any action relating to this Agreement or any Ancillary Agreement shall be either an appropriate court of the State of California in Orange County or the appropriate court of the United States in Orange County, California.

     9.6 Attorneys' Fees. If either party to this Agreement brings an action against the other party to interpret or enforce this Agreement or any Ancillary Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation attorneys' fees and costs actually and reasonably incurred in connection with such action, including any appeal of such action.

     9.7 No Waiver. No waiver of any provision of this Agreement or any Ancillary Agreement or any rights or obligations of any party hereunder shall be effective, except pursuant to a written instrument signed by the party or parties waiving compliance, and any such waiver shall be effective only in the specific instance and for the specific purpose stated in such writing.

     9.8 Cooperation and Further Assurances. The parties shall fully cooperate with each other in good faith to execute any and all reasonable documents and to perform all actions

                                      -32-
                               Page 62 of 68 Pages
reasonably   necessary  or  appropriate  to  effect  the   consummation  of  the
transactions contemplated by this Agreement and the Ancillary Agreements, both before or after the Closing.

     9.9 Captions and References to Articles and Sections. The titles of the articles and sections to this Agreement are for convenience only and are not a part of this Agreement and do not in any way limit, amplify or explain any of the provisions of this Agreement. All uses of the words "Article" and "Section" in this Agreement are references to articles and sections of this Agreement, unless otherwise specified.

     9.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                                      -33-
                               Page 63 of 68 Pages

         IN WITNESS WHEREOF, each of the parties hereto have executed this Agreement as of the date first written above.

                                     CAPITAL PACIFIC HOLDINGS, INC.,
                                     a Delaware corporation


                                     By: /s/  Hadi Makarechian
                                         ----------------------------------
                                         Name:  Hadi Makarechian
                                         Title: Chairman

                                     CALIFORNIA HOUSING FINANCE, L.P.,
                                     a Delaware limited partnership

                                     By: California Housing Finance L.L.C.,
                                         its General Partner

                                     By: Farallon Capital Management, L.L.C.,
                                         its Manager


                                     By:
                                         -----------------------------------
                                         Name:  Stephen L. Millham
                                         Title: Managing Member

     The undersigned entities are executing this Agreement solely for the purposes set forth in Section 6.6.

                                     CPH2, LLC
                                     a Delaware limited liability company


                                     By: /s/  Hadi Makarechian
                                         ------------------------------------
                                         Name:  Hadi Makarechian
                                         Title: Member

                                     CPH3, LLC
                                     a Delaware limited liability company

                                     By: /s/  Hadi Makarechian
                                         ------------------------------------
                                         Name:  Hadi Makarechian
                                         Title: Member



                                      -34-
                               Page 64 of 68 Pages

         IN WITNESS WHEREOF, each of the parties hereto have executed this Agreement as of the date first written above.

                                     CAPITAL PACIFIC HOLDINGS, INC.,
                                     a Delaware corporation


                                     By:
                                         ----------------------------------
                                         Name:
                                         Title:

                                     CALIFORNIA HOUSING FINANCE, L.P.,
                                     a Delaware limited partnership

                                     By: California Housing Finance L.L.C.,
                                         its General Partner

                                     By: Farallon Capital Management, L.L.C.,
                                         its Manager


                                     By: /s/  Stephen L. Milham
                                         -----------------------------------
                                         Name:  Stephen L. Millham
                                         Title:   Managing Member

     The undersigned entities are executing this Agreement solely for the purposes set forth in Section 6.6.

                                     CPH2, LLC
                                     a Delaware limited liability company


                                     By:
                                         ------------------------------------
                                         Name:
                                         Title:

                                     CPH3, LLC
                                     a Delaware limited liability company

                                     By:
                                         ------------------------------------
                                         Name:
                                         Title:



                                      -34-
                               Page 65 of 68 Pages

                List of Schedules to Interest Exchange Agreement
                ------------------------------------------------

Schedule 2.4(b)         CPH Inc.'s Employees
Schedule 4.1(d)         Consents
Schedule 4.2(d)(v)      Project Companies  Executing  Management  Agreements
Schedule 4.2(d)(vi)     Project Companies Executing  Construction  Agreements
Schedule 5.1(d)         Governmental  Consents
Schedule 5.1(e)         Employee Stock Options
Schedule 5.1(k)         Material Changes
Schedule 5.1(l)         Liens and Encumbrances on Other Assets
Schedule5.1(m)          Certain Real Property,  Leaseholds  and Liens
Schedule  5.1(n)        MaterialContracts
Schedule 5.1(p)         Insurance Policies
Schedule  5.1(r)        Environmental Matters
Schedule 5.1(t)         Affiliate  Transactions
Schedule 5.1(w)         Unfunded Capital Commitments
Schedule 5.1(x)         Liens on Assets of Project Companies
Schedule 5.1(y)         Payment Amounts
Schedule  5.1(z)        Personal  Property of CPH  Newport  Building
Schedule 6.3            Potential Transactions


                 List of Exhibits to Interest Exchange Agreement
                 -----------------------------------------------

Exhibit A               Certificate of Chief Financial Officer of CPH Inc.
Exhibit B               Opinion of Counsel of CPH Inc.
Exhibit C               Assignment of CPH Mirror Company Interests
Exhibit D               Lease
Exhibit E               Termination of the Investment and Stockholders Agreement
Exhibit F               Management Agreements
Exhibit G               Construction Agreements
Exhibit H               Consulting Agreement
Exhibit I               Service Marks License Agreement
Exhibit J               Indemnification Agreement
Exhibit K               Secretary's Certificate of CPH Inc.
Exhibit L               Managing Member Certificate of Relevant Companies
Exhibit M               Assignment of Transferred Interest
Exhibit N               Sublease
Exhibit O               Opinion of Counsel of CHF


                                      -35-
                               Page 66 of 68 Pages

                                                                       EXHIBIT N
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                       PURSUANT TO SECTION 240.13D-(f)(1)
                       ----------------------------------

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:   February 16,  2001



                          CALIFORNIA HOUSING FINANCE, L.P.

                          By:     California Housing Finance, L.L.C.,
                          its General Partner

                          By:     Farallon Capital Management, L.L.C.,
                          its Manager

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          By Thomas F. Steyer,
                          Senior Managing Member

                          CALIFORNIA HOUSING FINANCE, L.L.C.
                          By:     Farallon Capital Management, L.L.C.,
                          its Manager

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          By Thomas F. Steyer,
                          Senior Managing Member


                          FARALLON CAPITAL MANAGEMENT, L.L.C.,

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          By Thomas F. Steyer,
                          Senior Managing Member



                               Page 67 of 68 Pages

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                          Joseph F. Downes, William F. Duhamel,
                          Andrew B. Fremder, Richard B. Fried,
                          Monica R. Landry, William F. Mellin,
                          Stephen L. Millham, Meridee A. Moore
                          and Mark C. Wehrly.




                               Page 68 of 68 Pages